Exhibit 99.5


                                 TENGASCO, INC.
                                 603 Main Avenue
                                    Suite 500
                               Knoxville, TX 37902


                                                                   January, 2004


Dear Shareholder:

        On behalf of the Board of Directors of Tengasco, Inc. (the "Company"), we are pleased to provide details on the Company's rights offering to purchase shares of common stock, $.001 par value (the "Shares"), with each such right entitling the holder to purchase three Shares at the price of $0.25 per Share purchased.

        Each beneficial owner of the Company's common stock has one right to purchase three Shares for each share of common stock that they owned on _____________, 2004. You will not receive any fractional rights.

        If you fully exercise the basic subscription privilege issued to you, you may subscribe for additional Shares through the oversubscription privilege. If the Company's other shareholders receiving rights do not elect to purchase all of the Shares offered under their basic subscription privilege, then Shares purchased through the oversubscription privilege will be allocated pro rata based on the number of Shares each subscriber for additional Shares has purchased under the basic subscription privilege, as more fully described in the Prospectus.

        Enclosed are copies of the following documents:

        1.  the Prospectus;

        2.   the Instructions for Use of Tengasco, Inc. Rights Certificates;

        3.   the Rights Certificate; and

        4. a return envelope addressed to Mellon Investor Services LLC, the Subscription Agent.

        The enclosed Prospectus describes the rights offering and the procedure to follow if you choose to exercise your rights. Please read the Prospectus and other enclosed materials carefully.

        Your prompt action is requested. The rights offering will expire at 5:00 p.m., New York City time, on ____________, 2004, unless extended by the Company in its sole discretion (the "Expiration Date").

        To exercise your rights, a properly completed and executed Rights Certificate and payment in full for all of the Shares purchased must be delivered to the Subscription Agent as indicated in the Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date.

        Additional copies of the enclosed materials may be obtained from Mellon Investor Services. Their toll-free telephone number is (888) 566-9477.

        We are pleased to offer you this opportunity and hope that you will consider a further investment in the Company.

                                                    Sincerely,


                                                    TENGASCO, INC.